SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 2

Harbinger Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

41146A106

(CUSIP number)

Michael J. Sharp

Executive Vice President and General Counsel

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

November 25, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

13D

CUSIP No. 41146A106

1	Name of Reporting Person: Leucadia National Corporation S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 46,627,741*
	8	SHARED VOTING POWER: 4,439
	9	SOLE DISPOSITIVE POWER: 46,627,741*
	10	SHARED DISPOSITIVE POWER: 5,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,633,479*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**
14	TYPE OF REPORTING PERSON: HC, CO

*	Assumes the closing of the Stock Purchase Agreement described in this Amendment No. 2.
**	See Item 5 for discussion of calculation of percentage ownership.

This Amendment No. 2 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on June 30, 2014 (the “13D”), and is filed by Leucadia National Corporation (“Leucadia” or “we”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Harbinger Group Inc. (“HGI” or the “Company”). All capitalized terms used herein without definition shall have the meanings ascribed thereto in the 13D.

Item 3.	Source and Amount of Funds.

The following supplements Item 3 of the 13D:

The aggregate amount of funds that will be used to purchase the Additional Common shares will be $64,500,000. Such purchase will be funded by working capital of Leucadia.

Item 4.	Purpose of Transaction.

(a)-(j)

The following supplements Item 4 of the 13D:

On November 25, 2014, Leucadia entered into a Stock Purchase Agreement with Harbinger Capital Partners LLC and Harbinger Capital Partners II, L.P. (together, the “Sellers”) (the “Additional Purchase Agreement”), pursuant to which Leucadia will purchase from the Sellers or investment funds managed by the Sellers (the “Seller Funds”) an aggregate of 5,000,000 shares of Common Stock (the “Additional Common Shares”) owned by the Sellers (or the Seller Funds) at a price of $12.90 per share, excluding a $0.075 per share commission to be received by Leucadia’s brokerage subsidiary.

On November 24, 2014, Joseph S. Steinberg, Chairman of Leucadia, who, as previously disclosed, became a director of the Company on July 1, 2014, was appointed Chairman of the Board of the Company, effective as of December 1, 2014. Leucadia has acquired beneficial ownership of the shares of Common Stock referred to in Item 5 in order to obtain a substantial equity interest in the Company. Subject to restrictions contained in the Letter Agreement, Leucadia may acquire or seek to acquire additional shares of Common Stock or sell or seek to sell shares of Common Stock, depending upon our view of the Company’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise. Except as disclosed herein, Leucadia presently does not have any plans or proposals to seek control of the Company.

Except as disclosed herein, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on the date of this Statement, assuming the closing of the Additional Purchase Agreement, through various subsidiaries Leucadia may be deemed to beneficially own an aggregate of 46,633,479 shares of the Company’s Common Stock, representing approximately 23.2% of the issued and outstanding shares of the Company’s Common Stock. All percentages in this Item 5 are based on the 201,005,504 shares of Common Stock represented by the Company as being outstanding as of November 17, 2014 in the Form 10-K filed by the Company on November 21, 2014.

(b) Item 5(a) and the responses of Leucadia to Rows 7, 8, 9, 10, 11 and 13 are incorporated herein by reference.

(c) Except as otherwise described herein, Leucadia has not effected any transactions in Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014

LEUCADIA NATIONAL CORPORATION

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

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